SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Date: June 14, 2002

Koninklijke Ahold N.V.
(Exact name of registrant as specified in charter)

Royal Ahold
(Translation of registrant's name into English)

The Netherlands
(Jurisdiction of organization)

Albert Heijnweg 1, P.O. Box 3050, 1500 HB Zaandam, The Netherlands
(Address of principal executive offices)

Registrant's telephone number, international: + 31-75-659-9111

0-18898
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

On June 6, 2002, Koninklijke Ahold N.V. (the "Company") held a conference call in connection with the announcement of its earnings for the first quarter of 2002. During the conference call various officers of the Company discussed the Company's quarterly results and answered questions. Some of the information provided during the conference call is as follows:

- The Company is on track to meet its targeted working capital improvement for fiscal year 2002 of Euro 400 million and that the Company has already achieved Euro 300 million of that target. The improvements in working capital are a result of improvements in inventory line, trade accounts receivable, non-trade accounts payable, non-trade accounts receivable and cash on hand.

- Identical retail sales, which provide a comparison from exactly the same stores, for Bruno's in the first quarter of 2002 compared to the same period in the prior year were above the Company's average identical retail sales.

- The Company expects full year interest expense for fiscal year 2002 to be in the high Euro 900 millions.

- The integration of Alliant Foodservice into US Foodservice, originally scheduled to take two years, was likely to be completed in one year and that 14 of 17 planned closings and consolidations were already completed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE AHOLD N.V.

Date: June 14, 2002

By: ______________________
Name: A.H.P.M. van Tielraden
Title: SVP and General Counsel

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